Exhibit 99.1

Cuit 30-70496280-7

May 8, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that on May 8, 2014, in compliance with the decision made at the Ordinary Shareholders’ Meeting held on April 29, 2014, the Board of Directors of Grupo Financiero Galicia S.A. has decided to issue the shareholders on May 23, 2014 a cash dividend corresponding to fiscal year 2013 for the amount of Ps. 38,595,718.93.

Please note that in accordance to the in place regulations, the cash payment report will be timely informed.

Yours faithfully,

A. Enrique Pedemonte

Authorized – Attorney-in-law
Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.